Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-182420 of our report dated October 22, 2012 (March 8, 2013 as to the retrospective application of FASB ASU No. 2011-05, Comprehensive Income (Topic 220) – Presentation of Comprehensive Income (“FASB ASU 2011-05”), disclosed in Note 2 and additional disclosures of net revenues by product category in Note 3) relating to the consolidated financial statements and financial statement schedule of Coty Inc. & Subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of FASB ASU 2011-05) appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Deloitte & Touche LLP

New York, New York

March 8, 2013